SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Material Contained in this Report

1. “Filing of Extraordinary Report”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 26, 2023	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

June 26, 2023

Filing of Extraordinary Report

TOKYO, Japan – June 26, 2023 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading diversified financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the results of the exercise of voting rights at the 60th General Meeting of Shareholders of ORIX Corporation held on June 22, 2023 (the “Meeting”).

1. Reason for Filing

Given that the resolutions were made for proposals to be acted upon at the Meeting, ORIX Corporation filed the extraordinary report pursuant to Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Description of Report

(1)	Date on which the Meeting was held

June 22, 2023

(2)	Matters Resolved

<Company Proposal>

Proposal 1.            Election of Eleven (11) Directors

Messrs. Makoto Inoue, Shuji Irie, Satoru Matsuzaki, Stan Koyanagi, Michael Cusumano, Hiroshi Watanabe, Chikatomo Hodo, Noriyuki Yanagawa and Mses. Sakie Akiyama, Aiko Sekine were reelected and reappointed as Members of the Board of Directors, and Mr. Yasuaki Mikami was newly elected and appointed as a Member of the Board of Directors.

<Shareholder Proposal>

Proposal 2.            Dismissal of a Director

Dismissal of Director Shuji Irie.

-more-

(3)	Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Requirements for Approval and Voting Results Thereof

<Company Proposal>

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal 1
Makoto Inoue	9,314,390	245,468	175	97.20%	Approved
Shuji Irie	9,485,280	74,582	175	98.98%	Approved
Satoru Matsuzaki	9,492,633	67,230	175	99.06%	Approved
Stan Koyanagi	9,492,911	66,951	175	99.06%	Approved
Yasuaki Mikami	9,492,097	67,766	175	99.06%	Approved
Michael Cusumano	9,515,753	44,111	175	99.30%	Approved
Sakie Akiyama	9,313,578	242,278	4,175	97.19%	Approved
Hiroshi Watanabe	9,369,969	189,892	175	97.78%	Approved
Aiko Sekine	9,440,086	119,774	175	98.51%	Approved
Chikatomo Hodo	9,497,143	62,721	175	99.11%	Approved
Noriyuki Yanagawa	9,498,011	61,852	175	99.12%	Approved

<Shareholder Proposal>

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal 2	219,917	9,240,245	99,020	2.29%	Disapproved

(Notes) Approval requirements for the adoption of each proposal are as follows:

•

Approval of a majority of the voting rights held by the shareholders present at the Meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for adoption of proposal 1 and 2.

(4)	Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the results of all the proposals were conclusively decided by the exercise of the voting rights prior to the Meeting and a portion of shareholders in attendance at the Meeting, only the number of voting rights for approval, disapproval and abstentions of the shareholders present at the Meeting, which ORIX Corporation was able to confirm, including those of the shareholders present by proxy, has been counted.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2023)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2022– March 31, 2023.” furnished on Form 6-K.